ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2001,

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____.

Commission file number 1-1169

THE TIMKEN COMPANY - LATROBE STEEL COMPANY SAVINGS
AND INVESTMENT PENSION PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

CL-683532v1

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan

December 30, 2001 and 2000 and the Year ended December 30, 2001
with Report of Independent Auditors

The Timken Company—
Latrobe Steel Company Savings and Investment Pension Plan

Audited Financial Statements and Schedules

December 30, 2001 and 2000 and the
Year ended December 30, 2001

Contents

Report of Independent Auditors

The Timken Company, Administrator of
The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

We have audited the accompanying statements of assets available for benefits of The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan as of December 30, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2001 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
ERNST & YOUNG LLP

Canton, Ohio
June 21, 2002

The Timken Company-Latrobe Steel Company
Savings and Investment Pension Plan

Statements of Assets Available for Benefits

	December 30	
	2001	**2000**
Assets		
Investments, at fair value	**$361,422,447**	$351,930,384
Receivables:		
Contribution receivable from The Timken Company	**997,819**	2,913,360
Accrued income	**49,040**	134,964
Total receivables	**1,046,859**	3,048,324
Assets available for benefits	**$362,469,306**	$354,978,708

See accompanying notes.

The Timken Company-Latrobe Steel Company
Savings and Investment Pension Plan

Statement of Changes in Assets Available for Benefits

Year ended December 30, 2001

Additions	
Interest and dividends	**$ 8,721,816**
Contributions:	
Participants	**16,711,035**
The Timken Company	**9,600,523**
	26,311,558
Total additions	**35,033,374**
Deductions	
Benefits paid directly to participants	**17,560,014**
Net depreciation in fair value of investments	**10,154,083**
Total deductions	**27,714,097**
Net increase prior to transfers	**7,319,277**
Transfers between plans	**171,321**
Net increase	**7,490,598**
Assets available for benefits:	
Beginning of year	**354,978,708**
End of year	**$362,469,306**

See accompanying notes.

1. Description of the Plan

The following description of The Timken Company-Latrobe Steel Company Savings and Investment Pension Plan (the Plan) provides only general information. Participants should refer to the *Employee Handbook* for a more complete description of the Plan's provisions. Copies of the handbook are available from The Timken Company and its wholly-owned subsidiary, Timken Latrobe Steel Company (collectively referred to as (the Company).

General

The Plan is a defined contribution plan covering certain United States salaried employees of the Company. Employees of the Company become eligible to participate in the Plan after completion of one calendar month of service. Participation begins the first day of the following month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute between 1% and 15% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Code limitations. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions at an amount equal to 80% of the first 5% of the participant's gross earnings and 20% of the excess of 5% up to the next 3% of the participant's gross earnings.

The Plan also provides for a "Performance Sharing Contribution" by the Company. This contribution is determined annually under a specified formula based on the Company's return on assets and is allocated to participant accounts ratably, based on compensation. The Company did not make a "Performance Sharing Contribution" for the year ended December 30, 2001.

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 5%. Company matching contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Company's matching contribution made in common stock of The Timken Company until reaching the age of 55 or 30 years of service. Company performance sharing contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes an unlimited number of times through an automated telecommunications system.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in both their contribution and the Company's contribution plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan terms cannot exceed five years for general purpose loans, 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through monthly payroll deductions.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may leave his or her assets in the plan until age 70 ½, receive a lump-sum amount equal to the balance of his or her account, or elect to receive staggered installments over a fixed period of time.

Transfers Between Plans

Participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may transfer his or her account balance between Plans.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of The Timken Company common stock in which the Company's defined contribution plans participate on a unit basis. The Timken Company common stock is traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the year. The valuation per unit of The Timken Company Stock Fund was $9.00 and $8.53 at December 30, 2001 and 2000, respectively.

2. Accounting Policies (continued)

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Common stock of The Timken Company	$ 8,424,575
Mutual funds	(7,916,538)
Collective trust funds	(10,662,120)
	$ (10,154,083)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets as of the year end were as follows:

	2001	2000
The Timken Company Stock Fund*	**$ 156,285,452**	$ 140,416,656
AXP New Dimensions Fund	**32,397,504**	37,442,475
American Express Trust U. S. Government Securities Fund I	**29,328,421**	26,757,541
American Express Trust Equity Index Base Fund	**98,760,552**	110,352,613

* Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2001	**2000**
Investments, at fair value:		
The Timken Company Stock Fund	**$ 156,285,452**	$ 140,416,656
Receivables:		
Contribution receivable	**-**	437,917
	$ 156,285,452	$ 140,854,573

	Year ended December 30, 2001
Change in assets:	
Net appreciation in fair value of investments	**$ 8,424,575**
Dividends	**6,247,294**
Contributions	**12,597,941**
Benefits paid directly to participants	**(3,654,896)**
Transfers to participant directed accounts	**(8,184,035)**
	$ 15,430,879

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 11, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Related Party Transactions

The following is a summary of transactions in common stock of The Timken Company for the year ended December 30, 2001:

	Shares	Dollars
Purchased	2,224,794	$ **34,612,564**
Issued to participants for payment of benefits	220,652	**3,506,872**
Dividends received		**6,247,294**

Benefits paid to participants include payments made in common stock of The Timken Company valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

7. Subsequent Event

Effective December 31, 2001, the Plan was amended to segregate the Timken Company Stock Fund into two components – a newly created Employee Stock Ownership Plan, or ESOP, and a Timken Stock Fund. The ESOP will contain all shares held in the Timken Company Stock Fund at December 30, 2001. Beginning December 31, 2001, employee and participant contributions will go into the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund will be transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash or automatically reinvested in common stock of The Timken Company.

The Timken Company-Latrobe Steel Company
Savings and Investment Pension Plan

EIN: 34-0577130 Plan Number: 011

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 30, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost (B)	Current Value
The Timken Company Stock Fund* (A)	17,359,264 units	$ 181,091,731	$ 156,285,452
AXP New Dimensions Fund*	1,301,627 units		32,397,504
Templeton Foreign Fund	926,246 units		8,530,726
American Express Trust Company*:			
U.S. Government Securities Fund I	29,328,421 units		29,328,421
Bond Fund	204,341 units		13,704,110
Short-Term Horizon (25:75) Fund	35,735 units		646,759
Medium-Term Horizon (50:50) Fund	290,632 units		6,332,004
Long-Term Horizon (80:20) Fund	8,042 units		184,250
Small Cap Equity Index Fund II	315,658 units		4,575,467
Equity Index Base Fund	2,818,831 units		98,760,552
Participant notes receivable at interest rates ranging from 6.0% to 12.5%*	10,677,202 units		10,677,202
Total investments			$ 361,422,447

* Indicates party-in-interest to the Plan.

(A) Nonparticipant-directed

(B) Cost information is only required for nonparticipant-directed investments.

The Timken Company-Latrobe Steel Company
Savings and Investment Pension Plan

EIN: 34-0577130 Plan Number: 011

Schedule H, Line 4j—Schedule of Reportable Transactions

For the year ended December 30, 2001

Identify of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii)—Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets							
The Timken Company*(C)	The Timken Company common stock						
	313 purchases aggregating 2,224,794 shares	$ 34,612,564			$ 34,612,564		
	355 sales aggregating 1,721,576 shares		$ 27,501,375		33,561,850		$ (6,060,475)

* Indicates party-in-interest to the Plan.

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed.

There were no category (i), (ii) or (iv) transactions during 2001.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY – LATROBE STEEL COMPANY SAVINGS AND INVESTMENT PENSION PLAN

Date: 6/20/02

By: Gene E. Little

Gene E. Little
Senior Vice President - Finance

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69129) pertaining to The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan of our report dated June 21, 2002, with respect to the financial statements and schedules of The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2001.

Ernst & Young LLP
ERNST & YOUNG LLP

Canton, Ohio
June 21, 2002